Aames 2001-4

Mortgage Pass-Through Certificates

Series 2001-4

Triggers, Adj. Rate Cert. and Miscellaneous Report for March 25, 2002 Distribution
Triggers, Adj. Rate Cert. and Miscellaneous Report

TRIGGER EVENTS	TOTAL

Delinquency Event Occurring?	No
Cummulative Loss Event Occurring?	No

ADJUSTABLE RATE CERTIFICATE INFORMATION	TOTAL
SPACE INTENTIONALLY LEFT BLANK

ADDITIONAL INFORMATION	TOTAL
SPACE INTENTIONALLY LEFT BLANK

Page 25 of 25	© COPYRIGHT 2002 Deutsche Bank